Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

October 13, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on October 13, 2011.

Item 4	Summary of Material Change

AuRico Gold reports strong operational results with a 42% Increase in cash position to $145 Million and gold equivalent production of 76,6301 ounces, a 68% increase over the same period in 2010

Item 5	Full Description of Material Change

AuRico Gold Inc. (TSX:AUQ) (NYSE:AUQ), (“AuRico”, “AuRico Gold” or “the Company”) is pleased to announce preliminary results for the third quarter that includes increased production and operating cash flows resulting in a significantly enhanced quarter-end cash position.

During the third quarter the Company continued to deliver strong performance across the key operational and financial metrics including production, cash costs and operating cash flow, and reported a significantly increased quarter-end cash position of $145 million. The Company is well positioned for continued production growth from its three wholly-owned mines in Mexico and is scheduled this month to complete the strategic acquisition of Northgate Minerals Corporation (“Northgate”). This transaction has the potential to create a new leading intermediate gold producer.

AuRico remains on track to meet its 2011 operational guidance: 265,000 to 295,000 gold equivalent ounces, at cash costs of $445 to $475 per gold equivalent ounce (using the Company’s long-term gold equivalent ratio of 55:1).

Third Quarter Highlights

  Increased quarter-end cash balance by 42% to $145 million as compared to a cash balance of $102 million at the end of Q2 2011.
  Revenues of $112 million, representing a 102% increase over Q3 2010.
  Strong cash flow from operations of $51 million, a 63% increase over Q3 2010.
  Strong production of 45,686 gold ounces and 1.4 million silver ounces, or 76,630 gold equivalent ounces using the actual gold equivalency ratio of 44:1 realized during the quarter, representing an increase of 68% over the same period in 2010, or 70,658 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1, a 45% increase, or one of the best quarterly production results reported by the Company.

1. Using the gold equivalency ratio of 44:1 realized in the quarter

  Sales of 40,779 gold ounces and 1.1 million silver ounces, or 65,429 gold equivalent ounces using the actual gold equivalency ratio of 44:1 realized during the quarter, or 60,650 gold equivalent ounces using the Company’s long-term gold equivalency ratio of 55:1. At the end of the quarter, approximately 11,000 gold equivalent ounces produced remained in inventory in order to realize a more advantageous metal price in the current volatile metal price environment.
  Strong cash cost performance. Using the gold equivalency ratio of 44:1 realized in the quarter, consolidated cash costs were $488 per gold equivalent ounce ($526 per gold equivalent ounce at the Company’s long-term gold equivalency ratio of 55:1), which includes non-recurring commissioning costs related to the resumption of production at the El Cubo mine.
  Announced the proposed acquisition of Northgate on August 29th . Upon completion of the transaction, which is scheduled to occur this month, the Company will be a new leading intermediate gold producer with significant growth potential. The key Northgate asset, the prospective Young-Davidson mine, is targeting production in Q1 2012 and is expected to be a cornerstone operation in AuRico’s expanded asset base.
Ocampo Highlights

  Consistent performance at the Northeast and Santa Eduviges underground mines averaged 1,939 tonnes per day in the quarter (2,011 tonnes per day in September).
  At the Santa Eduviges underground mine, development continues vertically into the main deposit and in addition, development was initiated on the new Yatana and Veta Libre veins within the complex.
  Mining from the Picacho open pit continues to ramp up and is expected to reach full production in the fourth quarter.
  The Ocampo mill facility continued its strong performance and averaged 3,137 tonnes per day with gold and silver recoveries of 97% and 90%, respectively.
  Engineering studies are underway to evaluate the economics associated with the commissioning of the existing shaft system immediately adjacent to the mill facility. The study will incorporate the favourable cost efficiencies and productivity enhancements attributable to hoisting ore from the Northeast underground mine, which would significantly reduce truck haulage to the processing facilities.
  The Company continues to evaluate the development and commissioning of Level 2, a potential third underground mine exploiting recently delineated orebody extensions. A commissioning decision is expected by the end of Q1 2012.
  Additional underground capacity would necessitate the potential evaluation of increasing the mill capacity beyond the current 3,200 tonnes per day.
El Chanate Highlights

  At the end of the quarter, the initial phase of a 5-phase expansion program was near completion. Phase 1 of the program targets an average crushing and stacking rate of 18,000 tonnes per day with stacking rates in September averaging 17,314 tonnes per day (23% increase over Q1 2011 average of approximately 14,125 tonnes per day).
  Phase 2 of the expansion program is well advanced with a target stacking and crushing rate of 21,000 tonnes per day. Crushing and stacking rates are expected to reach 21,000 tonnes per day by the end of Q1 2012.

  Upgrades to the conveyor system are underway and expected to be completed in November.

  A new stacker is now fully operational at the heap leach facility that will support the increased stacking rates.

  At the end of the quarter the main water distribution pipeline to the heap leach pad was increased from an 8” to an 18” line to allow for adequate irrigation of additional stacked tonnage. Concurrently, two additional pumps were installed at the heap leach facility and a third is scheduled to be operational by the end of October. With the increase in solution capacity, it will be possible to place more surface area under leach, including an estimated 1.33 million tonnes of ROM (Run of Mine) material placed in the past two quarters that in combination, is expected to result in increased metal production in the fourth quarter.

  An additional ADR (Adsorption-Desorption-Recovery) plant is under construction and is expected to be completed in early January.

1. Using the gold equivalency ratio of 44:1 realized in the quarter

  The decision to proceed with the final 3 phases of the expansion program, which have an ultimate target of 26,000 tonnes per day, will be made at the end of Q1 2012 upon the release of the Company’s reserve and resource update.
  The 2011 exploration program launched in April continues to deliver encouraging results. With two drills currently on-site, the objective of the 20,000 metre program is to increase in-pit reserves, add new reserves outside of the existing ultimate pit limit and identify new targets for follow-on drilling.
El Cubo Highlights

  Processing El Cubo ores at the Las Torres mill resumed on July 23rd and production continues to ramp up to ultimate target levels of 1,800 tonnes per day of in-situ ore. During the quarter, the mill processing rate was ahead of schedule and averaged 1,752 tonnes per day at near historic metallurgical recoveries utilizing a smaller and more efficient work force than in previous years.
  The ramp-up in production underground is progressing well, averaging 1,113 tonnes per day of in-situ ore, with September averaging 1,338 tonnes per day.
  The conversion to long-hole mining continues to advance with four long-hole mining stopes currently in various stages of mining and development. Engineering studies indicate that up to 95% of production will come from long-hole mining (original target of 40%) by year end 2012. It is anticipated that the conversion to long-hole mining will result in improvements in productivity, dilution and costs, similar to those achieved at the Ocampo mine.
  Of the 122,637 tonnes milled during the quarter, 51,563 tonnes were sourced from high cost stockpiles (established by early July) with the remainder from direct underground ore feed. Operating costs of $1,083 per gold equivalent ounce1 are estimated to be comprised of $872 per gold equivalent ounce1 direct mined and $1,385 per gold equivalent ounce1 from previously stockpiled material. It is anticipated that costs will continue to decrease over the coming quarters as the underground operations ramp up to full production and the contribution from longhole mining increases.
  In mid-September, ramp development to the new Dolores-Capulin discovery and other key areas of the mine was accelerated.

1. Using the Company’s long-term gold equivalency ratio of 55:1

Operational Results

Three Months Ended Sept. 30	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011	2010	2011	2010	2011	2010
Gold Ounces Produced	24,844	27,018	16,444	-	4,398	-	45,686	27,018
Silver Ounces Produced	1,064,906	1,189,769	-	-	308,528	-	1,373,434	1,189,769
Gold eq. Oz. Produced (realized)	48,826	45,520	16,444	-	11,360	-	76,630	45,520
Gold eq. Oz. Produced (55:1)(2)	44,206	48,650	16,444	-	10,008	-	70,658	48,650
Cash Costs(2) (realized)(1)	$436	$436	$466	-	$963	$1,386	$488	$445
Cash Costs(2) (55:1)(1)(2)	$482	$408	$466	-	$1,083	$1,290	$526	$416
Gold Ounces Sold	22,153	26,167	16,426	-	2,200	194	40,779	26,361
Silver Ounces Sold	945,704	1,188,135	-	-	147,155	14,578	1,092,859	1,202,713
Gold eq. Ounces Sold (realized)	43,520	44,672	16,426	-	5,483	427	65,429	45,099
Gold eq. Ounces Sold (55:1)(2)	39,348	47,769	16,426	-	4,876	459	60,650	48,228

(1)

Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

(2)	Using the Company’s long-term gold equivalency ratio.

Nine Months Ended Sept. 30	Ocampo		El Chanate		El Cubo		Consolidated
	2011	2010	2011(1)	2010	2011	2010	2011	2010
Gold Ounces Produced	79,569	73,836	31,315	-	4,398	10,844	115,282	84,680
Silver Ounces Produced	3,310,509	3,217,584	-	-	308,528	536,457	3,619,037	3,754,041
Gold eq. Oz. Produced (realized)	158,248	123,428	31,315	-	11,360	19,108	200,923	142,536
Gold eq. Oz. Produced (55:1)(2)	139,760	132,338	31,315	-	10,008	20,596	181,083	152,934
Cash Costs(2) (realized)(2)	$381	$449	$476	-	$963	$807	$414	$499
Cash Costs(2) (55:1)(2)(3)	$433	$418	$476	-	$1,083	$748	$459	$464
Gold Ounces Sold	76,104	72,408	32,304	-	2,200	11,160	110,608	83,568
Silver Ounces Sold	3,195,176	3,244,585	-	-	147,155	555,469	3,342,331	3,800,054
Gold eq. Ounces Sold (realized)	152,321	122,277	32,304	-	5,483	19,713	190,108	141,990
Gold eq. Ounces Sold (55:1)(2)	134,198	131,400	32,304	-	4,876	21,259	171,378	152,659

(1)	Represents results subsequent to the acquisition of the El Chanate mine on April 8, 2011.
(2)	Cash costs for the Ocampo mine, El Cubo mine, and on a consolidated basis are calculated on a per gold equivalent ounce basis.
Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit.

Using the Company’s long-term gold equivalency ratio.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

October 13, 2011